SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(1)

                                (AMENDMENT NO. 1)

                            CHATEAU COMMUNITIES, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    161726104
                                 (CUSIP NUMBER)

                                THOMAS J. COORSH
                        150 NORTH WACKER DRIVE, SUITE 900
                                CHICAGO, IL 60606
                            TELEPHONE: (312) 499-3600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 26, 2003
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (Page 1 of 6 Pages)


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  CUSIP No. 161726104                  13D                     Page 2 of 6 Pages
------------------------                                  ----------------------


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1.     NAME OF REPORTING PERSON:                        Hometown America, L.L.C.
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:             36-4196688

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)[ ]
                                                                          (b)[X]
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3.     SEC USE ONLY:

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4.     SOURCE OF FUNDS:                                                   WC; OO

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION:                            DELAWARE

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                  7.   SOLE VOTING POWER:                              1,419,000
    NUMBER OF
                  --------------------------------------------------------------
     SHARES       8.   SHARED VOTING POWER:                         3,644,138[1]
  BENEFICIALLY
                  --------------------------------------------------------------
  OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:                         1,419,000
    REPORTING
                  --------------------------------------------------------------
   PERSON WITH    10.  SHARED DISPOSITIVE POWER:                               0

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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                  5,063,138[2]
       REPORTING PERSON:
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES**                                             [ ]
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                    17.2%[2]
       (11):
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14.    TYPE OF REPORTING PERSON:                                              OO
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-------------------------

[1]   As to limited matters described in the Schedule 13D filed by Hometown
America, L.L.C. ("Hometown") on June 9, 2003 (the "Schedule 13D"). Although Hometown filed the Schedule 13D with respect to both 1,419,000 shares of Common Stock beneficially owned by Hometown and 3,644,138 shares of Common Stock covered by the Voting Agreements, Hometown disclaimed and continues to disclaim, pursuant to Rule 13d-4 of the Exchange Act, beneficial ownership of any of the 3,644,138 shares of Common Stock subject to the Voting Agreements. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

[2]   Calculated based on 29,411,826 shares of Common Stock outstanding on May
29, 2003, as represented by Chateau in the Merger Agreement.


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     This Amendment No. 1 (this "Amendment No. 1") is filed by Hometown America,
L.L.C. ("Hometown" or the "Reporting Person"), a Delaware limited liability company, and hereby amends the Schedule 13D (the "Schedule 13D") originally filed by Hometown on June 9, 2003. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

     This Amendment No. 1 is filed to report an agreement (the "Loan Agreement") entered into by and among Hometown, Hometown America Holdings, L.L.C., a Maryland limited liability company and majority in interest member of Hometown ("Hometown Holdings"), CP Limited Partnership, a Maryland limited partnership ("Chateau OP"), Chateau Communities, Inc., a Maryland corporation and a general partner of Chateau OP ("Chateau") and ROC Communities, Inc., a Maryland corporation and the other general partner of Chateau OP ("ROC"), dated as of June 26, 2003. A copy of the Loan Agreement is attached hereto as Exhibit 4.

     Pursuant to the Loan Agreement, Hometown has agreed to provide, directly or through an affiliate, Chateau OP with a loan of $85 million (the "Loan"), and the funds from which Chateau OP has agreed to use primarily to refinance all of the indebtedness represented by its outstanding $50,000,000 8.30% Senior Notes, Series B, due October 1, 2021 (the "Series B Notes") referenced in the Second Amendment and Waiver, dated as of December 31, 2002, to the Amended and Restated Note Purchase Agreement dated as of October 12, 2001, by and between Chateau
OP and Pacific Life Insurance Company ("Pac Life"), among others (the "Amended Note Purchase Agreement"), and to pay any associated prepayment premium, fees and expenses, upon the terms and subject to the conditions set forth in such Loan Agreement. On an initial funding date, such portion of the Loan will be funded as is necessary for Chateau OP to repay the Series B Notes in full, including any required prepayment premium and associated fees and expenses, upon the terms and subject to the conditions set forth in the Loan Agreement. On a later funding date, the balance of the Loan will be funded, which balance Chateau OP shall use toward repaying the indebtedness represented by the $20,000,000 7.52% Senior Notes, Series A, due November 4, 2003 (the "Series A Notes") referenced in the Amended Note Purchase Agreement, including any required prepayment premium and associated fees and expenses, upon the terms and subject to the conditions set forth in the Loan Agreement. In connection with such Loan Agreement, Hometown and Chateau simultaneously entered into a letter agreement (the "Letter Agreement"). A copy of the Letter Agreement is attached hereto as Exhibit 5.

ITEM 4. PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended to add the following:

     This Amendment No. 1 is filed to report the Loan Agreement entered into by and among Hometown, Hometown Holdings, Chateau OP, Chateau and ROC, dated as of June 26, 2003, pursuant to which Hometown has agreed to provide, directly or through an affiliate, Chateau OP with the Loan, and the funds from which Chateau OP has agreed to use primarily to refinance all of the indebtedness represented by its outstanding Series B Notes and to pay any associated prepayment premium, fees and expenses, upon the terms and subject to the conditions set forth in such Loan Agreement. On an initial funding date, such portion of the Loan will be funded as is necessary for Chateau OP to repay the Series B Notes in full, including any required

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prepayment premium and associated fees and expenses, upon the terms and subject to the conditions set forth in the Loan Agreement. On a later funding date, the balance of the Loan will be funded, which balance Chateau OP shall use toward repaying the indebtedness represented by Series A Notes, including any required prepayment premium and associated fees and expenses, upon the terms and subject to the conditions set forth in the Loan Agreement. In connection with such Loan Agreement, Hometown and Chateau simultaneously entered into the Letter Agreement. The Loan Agreement filed as Exhibit 4 hereto and the Letter Agreement filed as Exhibit 5 hereto are herein incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended to add the following:

     Item 4 of this Amendment No. 1 is herein incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and supplemented as follows:

Exhibit 4    -  Loan Agreement, dated as of June 26, 2003, by and among
                Hometown America, L.L.C., Hometown America Holdings, L.L.C., CP Limited Partnership, Chateau Communities, Inc., and ROC Communities, Inc.

Exhibit 5    -  Letter Agreement, dated as of June 26, 2003, by and between
                Hometown America, L.L.C. and Chateau Communities, Inc.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of June 27, 2003.     HOMETOWN AMERICA, L.L.C.

                               By:  Hometown Residential Manager, L.L.C.,
                                    A Delaware limited liability company,
                                    its managing member

                               By:    /s/ Thomas J. Coorsh
                                    --------------------------
                                    Name:  Thomas J. Coorsh
                                    Title: Chief Financial Officer


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                                  EXHIBIT INDEX

EXHIBIT      DESCRIPTION                                      SEQUENTIAL
                                                              PAGE NO.
     4       Loan  Agreement,  dated as of June 26, 2003,
             by  and  among  Hometown  America,   L.L.C.,
             Hometown  America   Holdings,   L.L.C.,   CP
             Limited  Partnership,  Chateau  Communities,
             Inc., and ROC Communities, Inc.

     5       Letter  Agreement,  dated  as  of  June  26,
             2003,  by  and  between  Hometown   America,
             L.L.C. and Chateau Communities, Inc.



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